Exhibit 99.1

Waveform Technologies, Inc.
Statement of Assets Acquired and Liabilities Assumed

Table of Contents

Page No.

Independent Auditors' Report	1

Statement of Assets Acquired and Liabilities Assumed as of January 30, 2024	2

Notes to Statement of Assets Acquired and Liabilities Assumed	3 - 9

Independent Auditors' Report

To the Board of Trinity Biotech Plc

Opinion
We have audited the accompanying Statement of assets acquired and liabilities assumed of Waveform Technologies, Inc. (the “Company”), (a Delaware corporation) as of January 30, 2024, including the related notes (referred to as the “financial statement”).

In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of January 30, 2024 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board relevant to such financial statement.

Basis for opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit, which includes AICPA Code of Professional Conduct and the ethical pronouncements established by Chartered Accountants Ireland, applied as determined to be appropriate in the circumstance for the Company. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of matter
We draw your attention to Note 1 to the financial statement, which describes that the accompanying financial statement is prepared for the purpose of complying with rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the financial position, results of operations or cash flows of the Company in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Our opinion is not modified with respect to this matter.

Responsibilities of management for the financial statement
Management is responsible for the preparation and fair presentation of the financial statement in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibilities for the audit of the financial statement
Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control respectively. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ GRANT THORNTON

Dublin, Ireland

April 30, 2024

Waveform Technologies, Inc.
Statement of Assets Acquired and Liabilities Assumed

	Note	As of January 30, 2024 US$’000
ASSETS ACQUIRED
Non-current assets
Property, plant and equipment	3	1,569
Goodwill	4	12,071
Other intangible assets	4	9,360
Financial assets	5	9
Total non-current assets		23,009
Current assets
Inventory	6	1,296
Other receivables	7	135
Total current assets		1,431
Total assets acquired		24,440

LIABILITIES ASSUMED
Current liabilities
Trade and other payables	8	50
Total current liabilities		50
Non-current liabilities
Deferred tax liability	9	1,170
Total non-current liabilities		1,170
Total liabilities assumed		1,220

NET ASSETS ACQUIRED		23,220

Waveform Technologies, Inc.
Notes to Statement of Assets Acquired and Liabilities Assumed

1. Description of Business and Basis of presentation

Description of Business
In January 2024, the Company acquired the biosensor and Continuous Glucose Monitoring (“CGM”) assets of privately held Waveform Technologies, Inc. (“Waveform”). We intend to update the Waveform CGM device and optimize for broad adoption and then evolve this platform technology to measure and analyse other valuable biomarkers and related datapoints. Our vision is to develop a portfolio of technologies that can offer users and clinicians valuable actionable health and wellness insights based upon what is happening in, on and around the body.

Waveform, a developer of novel and proprietary new technologies for diabetes care, received a CE Mark for its Cascade CGM in 2019, which has since been commercially available in Europe. The primary use of the device is to continuously monitor glucose in the human body.  The Cascade CGM device and any subsequently developed sensor would be subject to regulatory oversight from the FDA and country specific regulatory authorities and would be subject to the same risks identified in the Government Regulation section of this Annual Report. Glucose in the blood diffuses from capillaries into the liquid between cells known as interstitial fluid.  The Waveform CGM device is an electrochemical biosensor which detects the concentration of glucose in interstitial fluid by means of an enzyme immobilised at the surface of a sensor wire inserted into the skin. The action of the enzyme results in the generation of electrical current that is relayed to an attached transmitter where it is converted by a firmware algorithm into a blood glucose concentration. The transmitter then sends this blood glucose measurement to a smartphone or other device where the time within healthy range is tracked and the user alerted to risks of hypo- or hyperglycaemic episodes.

The Waveform CGM technology contains innovative and proprietary aspects with what we believe are important benefits. Significantly, the special composition of the sensor wire and the unique formulation of its protective outer membrane contribute to the ability to achieve needle-free insertion. Needle free insertion has numerous benefits including a reuseable applicator as no needle needs to be safely disposed. This, combined with a reusable transmitter which is also a feature of the acquired CGM technology, allows for two clear benefits. Firstly, it allows for a lower cost of production of the redesigned CGM product compared to the principal current CGM market players and secondly, it reduces the biological waste concerns associated with the currently marketed single-use disposable systems.

Additionally, we believe that this innovative platform technology will allow us to develop a broader suite of wearable biosensors to measure and analyse important health and wellness information. If successful, we intend to target other analytes and data points that represent markers of health and function and make these devices available more broadly around the globe.

The CGM technology acquired from Waveform was developed over many years and Waveform has granted a perpetual, worldwide, non-exclusive license to DexCom, Inc. and its affiliates, for some of the patents acquired us, but to which we retain the right to use and exploit.

On January 30, 2024 (the “Closing Date”), Trinity Biotech plc entered into a definitive agreement to acquire Waveform’s continuous glucose monitoring assets for US$12.5 million in cash, 1.8 million American Depositary Shares (“ADS”) of the Company and additional contingent consideration of up to US$20 million which may be payable upon the occurrence of certain events, as follows:

o
Trading Trigger: a US$5.0 million payment if, within the next 12 months, the (i) the closing price of the Company’s ADSs does not exceed US$7.50 per ADS for at a least 20 consecutive trading days and (ii) the average daily trading volume of the Company’s ADSs does not equal or exceed 20,000 ADSs for 20 consecutive trading days, and

o
Partnership trigger: 50% of the proceeds received by the Company (up to a maximum payment of additional consideration of US$15.0 million) on our entering into certain commercial partnering agreements with certain glucose pump manufacturers in the next 24 months.

In February 2024, the Company changed the ratio of the ADSs representing its ‘A’ ordinary shares from one (1) ADS representing four (4) ‘A’ ordinary shares to one (1) ADS representing twenty (20) ‘A’ ordinary shares. All ADS numbers in this Statement reflect the changed ratio.

Waveform was part of a portfolio company of Perceptive Advisors (“Perceptive”), the Company’s main lender and the 1.8 million ADS issued by the Company as partial consideration for the acquisition of the Waveform assets were issued to Perceptive.

Waveform Technologies, Inc.
Notes to Statement of Assets Acquired and Liabilities Assumed

1. Description of Business and Basis of presentation (continued)

The transaction (“the Waveform Acquisition”) includes the purchase of all intellectual property related to the CGM biosensor products (including all patents, trademarks and tradenames), plant and equipment, inventory related to the CGM products, the building lease under which Waveform leased a building located in Wilsonville, Oregon, and liabilities accruing after the Closing Date.

Date under certain assigned contracts in accordance with their respective terms. The purchase agreement also includes 100% of the share capital of a Slovenian company, Waveform Eu D.O.O., through which the CE Mark was obtained.

Basis of presentation
The Statement of Assets Acquired and Liabilities Assumed (the “Statement”) is not a complete set of financial statements, but rather it presents the assets acquired and liabilities assumed in the acquisition at fair value as the Closing Date, in accordance with International Financial Reporting Standard 3 Business Combinations (“IFRS 3”). The presentation currency of this Statement is U.S. Dollars. This Statement does not include all the information required under International Financial Reporting Standards (“IFRS”), such as, the statement of comprehensive income, of changes in shareholders equity and of cash flows, as well as related notes and comparative information. The Company’s preliminary allocation of the purchase price was based on an evaluation of the estimated fair values of identifiable assets acquired, including tangible and intangible assets and liabilities assumed at the closing date and represents management’s best estimate based on available data at the date the Statement was issued (April 30, 2024). The purchase price allocation of the assets acquired and liabilities assumed is preliminary until the contractual post-closing adjustments are finalized and the measurement period allowed for under IFRS 3 has closed. The final determination of the fair value of assets acquired and liabilities assumed will be completed within the one-year measurement period as allowed by IFRS 3. Changes during the measurement period could be material.

As a result of the acquisition, and pursuant to Rule 3-05 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission (the “SEC”), the Company would be required to file certain historical audited financial statements of Waveform and corresponding pro forma financial information. Pursuant to relief request under S-X Rule 3-13, the SEC staff has stated that they would permit the substitution of an audited Statement of assets acquired and liabilities assumed at fair value as of the Closing Date in lieu of historical audited financial statements of Waveform otherwise required by Regulation S-X. Thus, the Statement has been prepared. It has been derived from the accounting records of Waveform using the financial position and only present the assets acquired and the liabilities assumed of the business.

The Statement has been approved for issuance by the Board of Directors on April 30, 2024.

2. Summary of Significant Accounting Policies

Use of estimates
The Company prepared the Statement in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). IFRS requires the Company to make certain estimates and assumptions that affect the amounts reported herein. The Company utilized the services of an independent valuation consultant, along with estimates and assumptions provided by management, to estimate the fair value of the assets acquired and liabilities assumed. The Company bases its estimates and assumptions on Waveform’s historical experience and on various other factors that are believed to be reasonable under the circumstances, including those of a market participant. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates and underlying assumptions. Transaction costs of approximately US$1.3 million associated with the acquisition were expensed in the year ended December 31, 2023 as incurred.

Waveform Technologies, Inc.

Notes to Statement of Assets Acquired and Liabilities Assumed

2. Summary of Significant Accounting Policies (continued)

Fair value measurements
Fair value is defined, from the perspective of market participants who hold the asset or owe the liability as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The authoritative guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances.

The categorization of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels:

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability.

The Company uses estimates and assumptions to assign fair value to the tangible and identifiable intangible assets acquired and liabilities assumed based on information that existed as of the Closing Date. The Company believes that the information available provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed. The preliminary measurements of fair value set forth herein are subject to change and such changes could be material.

Intangible assets were fair valued using a combination of Level 2 and Level 3 inputs as described in each respective policy below. The value of deferred income taxes was determined in accordance with International Accounting Standard 12, Income Taxes (“IAS 12”).

The fair value of property plant and equipment, financial assets, other receivables and accruals approximated their carrying value at the date of acquisition due to their short maturities and/or because their terms are similar to market terms.

Inventories of finished goods and work in progress are measured at fair value, being the selling price less the sum of the costs of disposal and a reasonable profit allowance for our selling effort. Raw materials are fair valued at cost which is deemed to represent fair value as of the reporting date. The estimated selling price has been evaluated on a case-by-case basis based on projected demand and any inventory that is beyond its “use-by” date and for which no further re-processing can be performed has been valued at zero.

Deferred tax is provided on the basis of the balance sheet liability method on all temporary differences at the balance sheet date which is defined as the difference between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets and liabilities are not subject to discounting and are measured at the tax rates that are anticipated to apply in the period in which the asset is realised or the liability is settled based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Where goodwill is tax deductible, a deferred tax liability is not recognised on initial recognition of goodwill. It is recognised subsequently for the taxable temporary difference which arises when the goodwill is amortised for tax with no corresponding adjustment to the carrying value of the goodwill.

Waveform Technologies, Inc.
Notes to Statement of Assets Acquired and Liabilities Assumed

3. Property, plant and equipment

Property, plant and equipment primarily includes plant and equipment and is stated at fair value as of the Closing Date. Depreciation will be computed using the straight-line method over the estimated useful lives of the various classes of assets, which range from 1 to 10 years. Property, plant and equipment consists of the following:

January 30, 2024 US$’000
Plant and equipment	1,510
Leasehold improvements	16
Computer and office equipment	43
Total	1,569

All property, plant and equipment are recorded at historical cost less accumulated depreciation which was determined to approximate fair value as of the Closing Date. Most of the value of the plant and equipment assets comprises bespoke manufacturing equipment which is under three years old as at the Closing Date.

A right of use asset in respect of the leased building has not been recognized as an asset acquired since the lease expires within twelve months of the Closing Date and as such the Company has chosen to avail of the short-term lease exemption under IFRS 16, Leases and has therefore not recorded the building as a right of use asset.

4. Goodwill and intangible Assets

A summary of the intangible assets acquired is as follows:

January 30, 2024 US$’000
Intellectual property related to acquired technology	9,360
Goodwill	12,071
Total intangible assets	21,431

The fair value of intellectual property related to the acquired technology at the Closing Date was derived using the multi-period excess earnings method. Significant assumptions used in the valuation including CGM cash flow projections which were based on estimates used to price the Waveform acquisition, and the discount rate applied was benchmarked with reference to the implied rate of return to the Company’s pricing model and the weighted-average cost of capital. The intangible asset for acquired technology will be amortized over the respective estimated periods for which the intangible assets will provide economic benefit to the Company, which is 15 years.

Goodwill represents the excess of the purchase price consideration over the fair value of the underlying assets acquired and liabilities assumed and largely results from expected future development and commercialization opportunities for the biosensor technology as well as the assembled workforce, which does not qualify for separate recognition. The preliminary purchase price allocation resulted in the recognition of US$12.1 million of goodwill.

The following are the critical estimates used to fair value the acquired technology:

-	A discount rate of 25.5% was applied which reflects the risk associated with the intangible asset.
-	The Company will upgrade the CGM product and it will undergo a clinical trial prior to commercial launch.
-	A terminal growth rate of 2% has been used to project cashflows from 2031 to 2035.

Waveform Technologies, Inc.
Notes to Statement of Assets Acquired and Liabilities Assumed

4. Goodwill and intangible Assets (continued)

Below is a summary of the purchase price allocation detailing the calculation of goodwill recognized as a result of the acquisition:

Summary of Purchase Price Allocation	January 30, 2024 US$’000

Purchase price consideration at fair value	23,220
Less: Identifiable net assets acquired	(11,149)
Goodwill recognized	12,071

The fair value of the contingent consideration is based on the following estimates:

-	100% probability is assigned to contingent consideration relating to a ‘trading trigger’; and
-	25% probability is assigned to contingent consideration relating to a ‘partnership trigger’.

The carrying amount of goodwill and intangible assets is reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount (being the greater of fair value less costs to sell and value in use) is assessed at each balance sheet date.

Fair value less costs to sell is defined as the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties, less the costs that would be incurred on disposal. Value in use is defined as the present value of the future cash flows expected to be derived through the continued use of an asset or cash-generating unit. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not yet been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities.
For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash-generating unit level.

5. Financial assets

A summary of the financial assets acquired is as follows:

January 30 2024 US$’000
Equity investment in wholly owned subsidiary undertaking	9
Total financial assets	9

The financial asset is 100% of the share capital of a Slovenian company, Waveform Eu D.O.O. The carrying value of the net assets of this entity approximates the fair value of the equity investment.

Waveform Technologies, Inc.
Notes to Statement of Assets Acquired and Liabilities Assumed

6. Inventory

Inventory is recorded at fair value based on the measurement at the Closing Date and comprise the following amounts:

January 30, 2024 US$’000
Raw materials	760
Work in progress	287
Finished goods	249
Total inventories	1,296

7. Other receivables

Other receivables are recorded at fair value based on the measurement at Closing Date and comprise the following amounts:

January 30, 2024 US$’000
Prepayments	135
Total other receivables	135

Prepayments mainly relate to a payment made for production equipment which has been ordered but not yet delivered.

8. Trade and other payables

Trade and other payables are recorded at fair value based on the measurement at Closing Date and comprise the following amounts:

January 30, 2024 US$’000
Accruals and other liabilities	50
Total trade and other payables	50

Accruals and other liabilities relate to liabilities assumed relating to the lease of a building located in Oregon, U.S., which expires on December 31, 2024.

Waveform Technologies, Inc.
Notes to Statement of Assets Acquired and Liabilities Assumed

9. Deferred tax liabilities

Deferred tax liabilities are recognized when the carrying amount of an asset or liability in the statement of financial position differs from its tax base, except for differences arising on the initial recognition of goodwill.

January 30, 2024 US$’000
Deferred tax liability
Intangible asset - acquired technology	1,170
Total deferred tax liability	1,170

The technology was acquired by an Irish company and the deferred tax liability has been measured at the tax rate that is anticipated to apply in the period in which the asset is realised, which has been judged to be 12.5%.

10. Operating lease commitments

The Company has assumed a liability for a lease for a building which expires on December 31, 2024. The operating lease commitment at the Closing Date is US$333,000. A right of use asset in respect of the leased building has not been recognised as an asset acquired since the lease expires within twelve months of the Closing Date and as such the Company has chosen to avail of the short-term lease exemption under IFRS 16, Leases and has therefore not recorded the building as a right of use asset.

11. Post Balance Sheet Events

There have been no significant events affecting Waveform subsequent to the Statement date.